UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of The Securities Exchange Act of 1934 and Rule 13(e)-3 thereunder)

THE KELLER MANUFACTURING COMPANY, INC.
(Name of the Issuer)

The Keller Manufacturing Company, Inc.
(Name of Person(s) Filing Statement)

common stock, No Par Value
(Title of Class of Securities)

48767A 10 9
(CUSIP Number of Class of Securities)

Keith Williams, President and Chief Executive Officer
The Keller Manufacturing Company, Inc.
701 North Water St.
Corydon, Indiana 47112
(812) 738-2222
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Harry L. Gonso, Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282-0002
(317) 236-2325

This statement is filed in connection with (check the appropriate box):

(a)	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	The filing of a registration statement under the Securities Act of 1933.

(c)	A tender offer.

(d)	X	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

CALCULATION OF FILING FEE

Transaction valuation* $700,780	Amount of Filing Fee** $140.16

*	The transaction valuation was determined by multiplying $4.00 per share, the proposed per share cash purchase price for shares that will be eliminated by the reverse stock split, by 175,195 shares that the Company estimates will be eliminated by the reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended by multiplying $700,780 by 1/50 of 1%

X	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $139.92
Form or Registration No.:  5-58709
Date Filed: December 24, 2003

INTRODUCTION

        As previously announced on November 20, 2003, The Keller Manufacturing Company, Inc. (the “Company”) is submitting this Rule 13e-3 Transaction Statement in connection with a proposed going private transaction, in which the Company will effect a 1-for-500 reverse stock split of its common stock, no par value. Those shareholders holding only fractional shares of the common stock immediately following the reverse stock split will be paid cash in an amount of $4.00 for each share of common stock they held prior to the reverse stock split and will no longer be shareholders of the Company. Completion of this reverse stock split will result in the Company having less than 300 shareholders of its common stock, enabling it to elect to terminate the registration statement of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. Shortly following the reverse stock split, the Company will effect a 500-for-1 forward stock split for those shareholders who continue to hold at least one or more shares of common stock. This means that those shareholders holding 500 or more whole shares of common stock prior to the reverse stock split will hold that same number of shares following the forward stock split.

        Under Indiana law and the Articles of Incorporation of the Company, the Board of Directors of the Company may amend the Company’s Articles of Incorporation to conduct both the reverse stock split and the forward stock split without the approval of the shareholders. Therefore, the Company is not seeking shareholder approval for these actions and no vote is sought in connection with these actions. Under Indiana law, shareholders are not entitled to dissenters’ rights in connection with this type of going private transaction.

        Forward looking statements are those statements that describe management’s beliefs and expectations about the future. We have identified forward looking statements by using words such as “anticipate,” “believe,” “could,” “estimate,” “may,” “expect,” and “intend.” Although we believe these expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in this disclosure and other documents filed with the Securities Exchange Commission. These types of forward looking statements may prove to be incorrect.

        Please note that forward looking statements made in documents incorporated into this disclosure by reference or otherwise made herein in relation to the going private transaction discussed herein are not protected under the safe harbors provided by the Private Securities Litigation Reform Act of 1995.

ITEM 1.        SUMMARY TERM SHEET

        The information set forth in the shareholder disclosure document under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.        SUBJECT COMPANY INFORMATION

(a)
The name of the Company is The Keller Manufacturing Company, Inc. The Company has its principal executive offices at 701 North Water Street, Corydon, Indiana 47112. The Company’s telephone number is (812) 738-2222.

(b)
The securities which are the subject of this Rule 13e-3 transaction are shares of the Company’s common stock, no par value, of which there were 5,177,800 shares issued and outstanding as of February 10, 2004.

(c)-(d)	The information set forth in the shareholder disclosure document under “Summary Financial Information – Market Prices and Dividend Information” is incorporated herein by reference.

(e)	The Company has not made any public offering of its common stock for cash during the past three years.

(f)	The information set forth in the shareholder disclosure document under “The Parties – Stock Buy Back Program” is incorporated herein by reference.

ITEM 3.        IDENTITY AND BACKGROUND OF FILING PERSON

        The information set forth in the shareholder disclosure document under “The Parties – Officers and Directors” is incorporated herein by reference.

ITEM 4.        TERMS OF THE TRANSACTION

        (a) and (c) through (e) — The following information is incorporated by reference to the shareholder disclosure document: “Summary Term Sheet”; “Special Factors – Going Private Transaction; Effects”; “Special Factors – Purposes of the Transaction”; “Special Factors – Shareholder Approval”; “Special Factors – Certain Effects of the Transaction”; “Special Factors – Dissenters’ Rights”; “Special Factors – Federal Tax Consequences”; and “Special Factors – Fairness of the Transaction.”

        (f)        Not applicable.

ITEM 5.        PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

        (a)         Not applicable.

        (b)         Not applicable.

        (c)         Not applicable.

        (e)        The information set forth in “The Parties – Stock Plans of the Company” is incorporated herein by reference.

ITEM 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)
Use of securities acquired.    The information set forth in the shareholder disclosure document under “Special Factors – Certain Effects of the Transaction – Impact on the Company” is incorporated herein by reference.

(c)
Plans.    The information set forth in the shareholder disclosure document under “Special Factors – Conduct of Business Following the Transaction” and “Summary Financial Information – Market Prices and Dividend Information” is incorporated herein by reference.

ITEM 7.        PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)
Purposes.    The information set forth in the shareholder disclosure document under “Special Factors – Going Private Transaction; Effects” and “Special Factors – Purposes of the Transaction” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the shareholder disclosure document under “Special Factors – Purposes of the Transaction – Purposes of Going Private” is incorporate herein by reference.

(c)
Reasons.    The information set forth in the shareholder disclosure document under “Special Factors – Going Private Transaction; Effects” and “Special Factors — Purposes of the Transaction” is incorporated herein by reference.

(d)
Effects of the Transaction.    The information set forth in the shareholder disclosure document under “Special Factors – Fairness of the Transaction”, “Special Factors – Certain Effects of the Transaction”, “Special Factors – Federal Tax Consequences” and “Special Factors – Fees and Expenses” is incorporated herein by reference.

ITEM 8.        FAIRNESS OF THE TRANSACTION

(a)	Fairness. The information set forth in the shareholder disclosure document under “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(b)	Factors considered. The information set forth in the shareholder disclosure document under “Special Factors — Fairness of the Transaction” is incorporated herein by reference.

(c)
Approval of Security Holders.    The information set forth in the shareholder disclosure document under “Special Factors – Shareholder Approval” and “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(d)	Unaffiliated representative. The information set forth in the shareholder disclosure document under “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the shareholder disclosure document under “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(f)	Not applicable.

ITEM 9.        REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)
Report, opinion or appraisal.    The information set forth in the shareholder disclosure document under “Special Factors – Fairness of the Transaction” and “Special Factors – Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b)
Preparer and Summary of the Opinion.    The information set forth in the shareholder disclosure document under “Special Factors – Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c)
Availability of document.    The full text of the fairness opinion is attached as Annex A to the shareholder disclosure document. The full text of the fairness opinion of BB&T is also available for inspection and copying at the principal executive offices of the Company at 701 North Water Street, Corydon, Indiana 47112 during regular business hours by any holder of shares of the common stock of the Company or any representative of any such holder who has been so designated in writing.

ITEM 10.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The information set forth in the shareholder disclosure document under “Special Factors – Fees and Expenses” is incorporated herein by reference.

ITEM 11.        INTEREST IN SECURITIES OF THE subject company

(a)	Securities Ownership. The information set forth in the shareholder disclosure document under “The Parties – Security Ownership of Management” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the shareholder disclosure document under “The Parties – Security Ownership of Management” is incorporated herein by reference.

ITEM 12.        THE SOLICITATION OR RECOMMENDATION.

        Not applicable.

ITEM 13.        FINANCIAL STATEMENTS

        (a)(1)         Incorporated herein by reference are the audited financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2002 under “Item 8. Financial Statements and Supplementary Data.”

        (a)(2)         Incorporated herein by reference are the unaudited interim financial statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 under “Item 1. Financial Statements”.

        (a)(3)         The Company has no fixed charges.

        (a)(4)         Book value per share as of September 30, 2003 was $3.12.

        (b)              Pro Forma Information.    The information set forth in the shareholder disclosure document under “Summary Financial Information - Summary Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14.        PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Not applicable.

ITEM 15.        ADDITIONAL INFORMATION

        There is no additional information to be furnished.

ITEM 16.        EXHIBITS.

        Exhibit Index

Exhibit Number	Description

(a)(3)	Going private disclosure document to be provided to shareholders (incorporated by reference to Exhibit (a)(3) to Amendment No. 2 to Schedule 13E-3, File No. 5-58709, filed February 18, 2004).

(c)(1)	Fairness Opinion of BB&T Capital Markets dated November 20, 2003 (incorporated by reference to Annex A to Exhibit (a)(3) hereto).

(c)(2)
November 20, 2003 Presentation of BB&T Capital Markets to Board of Directors (incorporated by reference to Exhibit (c)(2) to Amendment No. 3 to Schedule 13E-3, File No. 5-58709, filed February 20, 2004).

(c)(3)	November 5, 2003 Presentation of BB&T Capital Markets to Board of Directors.

(d)(1)
The Keller Manufacturing Company, Inc. Craftsman Stock Option Plan (incorporated by reference to Exhibit 10.08 to the Company's Amendment No. 2 to its Registration Statement on Form 10, filed July 23, 1999, File No. 000-25939).

(d)(2)
The Keller Manufacturing Company, Inc. Board of Directors' Stock Bonus Awards Plan (incorporated by reference to Exhibit 10.09 to the Company's Amendment No. 2 to its Registration Statement on Form 10, filed July 23, 1999, File No. 000-25939).

(d)(3)
The Keller Manufacturing Company, Inc. 2003 Stock Option Plan dated August 15, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2003).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Keith A. Williams Keith A. Williams President and Chief Executive Officer Date: March 1, 2004

/s/ David T. Richardson David T. Richardson Chief Financial Officer Date: March 1, 2004